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www.goldengoliath.com

ORITO ZONE RETURNS 42.10M OF 1.81 G/T GOLD EQUIVALENT FROM SURFACE

Highlights

·

DRILL HOLE LH-20 RETURNED, FROM SURFACE, 42.10M of 1.81 G/T GOLD EQUIVALENT*

·

SILICOSA ZONE, 330M NORTH OF ORITO ZONE, RETURNED 22.4M OF 1.40 GOLD EQUIVALENT*

Vancouver, Canada, November 16, 2010 - Golden Goliath Resources Ltd. (TSX.V:GNG) (US:GGTH-F) For immediate release

Wide zones of mineralization continue to be intersected at Orito confirming the bulk tonnage open pit potential of the area. Two drill holes were also completed in a new area, the Silicosa Zone, where encouraging results were received from underground sampling in two old workings announced in a May 6, 2010 news release.

(i)

ORITO ZONE

Following up on the two drill holes 100m apart at Orito, the Company completed drilling between these holes to test the north-west structure as well as confirm the continuity of the mineralization and grade. As with the prior drilling, the entire core was mineralized and the mineralization is open in all directions.

ORITO ZONE
Drill Hole	From(m)	To(m)	Width(m)	Gold g/t	Silver g/t	Gold Eq*.	Comments
LH-14	0	44.25	44.25	0.752	72	1.95 g/t	Previously released
LH-15	0	51.85	51.85	0.41	42	1.11 g/t	Previously released
LH-20	0	42.10	42.10	0.91	54	1.81 g/t
Including
LH-20	8.55	9.4	0.85	9.65	130	11.82 g/t

* Gold Equivalent = gold+ Silver/60

A 60m step out drill hole to the east of LH- 20 has been completed. This step out drill-hole has been logged and is pending assays.

The drilling at the Orito Zone has verified the geological model of mineralization being hosted in both north-westerly and north-easterly trending structures. LH-14 and LH-15 tested the north-westerly structures and L-20 tested the north-easterly structures. The confluence of these structures is a zone of higher-grade mineralization. The mineralization is continuous at depth and along strike and seems amenable to open pit mining. The Los Hilos Tunnel is just 250m to the east while the Las Bolas Tunnel is just 780m northwest of Orito. Please refer to the plan map for drill hole locations.

(ii)

SILICOSA ZONE:

The Silicosis Zone lies 330m north of the Orito Zone. Two drill holes were completed 180m apart to test for north-easterly structures identified in two old workings in the area previously announced in a May 6, 2010 news release. Mineralization is open in all directions.

SILICOSA
Drill Hole	From(m)	To(m)	Width(m)	Gold g/t	Silver g/t	Gold Eq*.
LH-16	2.25	24.65	22.4	0.46	56	1.40 g/t
Including
	24.1	24.65	0.55	2.31	308	7.44 g/t
LH-16	41.55	50.7	9.15	0.28	36	0.88 g/t
	70.35	77.2	6.85	0.33	52	1.20 g/t
	90.2	97.1	6.90	0.28	42	0.98 g/t
	148.6	154.8	6.2	0.45	10	0.61 g/t
LH-17	11	44.4	33.4	0.22	30	0.72 g/t

* Gold Equivalent = gold+ Silver/60

Paul Sorbara, Company President & CEO, commented on the current drill program “We have just tapped into a near surface low-grade bulk, presumably bulk minable gold-silver mineralized system and we are looking forward to systematically drilling it in the next phase of the drill program to increase our existing mineral inventory.”

Based on the Company's work, Filo de Oro has two components. A large, near surface zone up to 540 metres in width and approximately 230 metres thick, which overlies near-vertical higher-grade-vein feeder zones that are beneath and cut through the surface zone. The roughly north-south Filo de Oro trend is a topographic high located at the east end of the east-west Las Bolas, Frijolar and Corazon trends. These three east-west trends host the other 12 known vein systems on the Las Bolas property and the main Las Bolas Mine workings which were the focus of the NI 43-101 report completed last fall.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Qualified Person who has reviewed and approved this release is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

For More Information Contact

Golden Goliath Resources Ltd.

J. Paul Sorbara, M.Sc., P.Geo

President & CEO

Phone: +1(604) 682-2950 Email: jps@goldengoliath.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

OPEN
LH-11
Filo de Oro North
LH-24
LH-10
Area of drilling
Las Bolas
Tunnel
Frijolar
El Corazon
LOCATION MAP
0
200
400
metres
OPEN
OPEN
Silicosa
LH-17
OPEN
Plomosa
LH-16
Los Hilos East
OPEN
OPEN
LH-21
LH-06
LH-05
LH-03
LH-02
LH-06C
OPEN
LH-06A
Mosca de Plata
Palo Dulce
OPEN
Los Hilos West Tunnel
LH-01
LH-19
LH-12
LH-13
LH-15
Orito
LH-04
LH-27 (Pending)
LH-20
LH-14
OPEN
OPEN
0
100
200
metres
LH-26
Filo de Oro South
LEGEND
2010 Drill Hole Complete
Press Release Drill Hole
2010 Proposed Drill Hole
Road
Drill Indicated Gold-Silver Mineralized Trends
LH-25
LOS HILOS 2010
DRILL HOLE PLAN
Scale As Shown
LH-18
OPEN